June 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Katherine Wray, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Registration Statement on Form S-1

Filed May 21, 2021

File No. 333-256386

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated June 3, 2021 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Registration Statement on Form S-1 Filed May 21, 2021

General

1. It appears that you are offering common stock on a continuous basis under Rule 415(a)(1)(ix) of Regulation C. Disclosure in the filing regarding the price at which you will offer the common stock is unclear. For example, you provide an anticipated price range per share on the prospectus cover page; you include blanks for a fixed price per share on pages 6 and 15; and you refer to an “assumed initial offering price” on page 15. Since you are not eligible to conduct an at-the-market offering in reliance on Rule 415(a)(1)(x), please revise to include a fixed price at which you will offer the shares for the duration of the offering.

Response: We have revised as instructed and included a fixed offering price of $0.10 per share.

Executive Compensation, page 26

2. Disclosure on pages 10 and 26 refers to Matt Reid as your sole officer and director, but your management disclosure on page 24 identifies another officer and four other directors of the company. Please revise as necessary to reconcile these inconsistencies, and confirm that disclosures throughout your filing, including in the Executive Compensation and Related Party Transactions sections, cover all applicable executive officers and directors.

Response: We have revised to reconcile these inconsistencies.

Signatures, page 34

3. We note from your management disclosure on page 24 that Mr. Reid serves as your Chief Financial Officer. Accordingly, please revise his signature to the registration statement in his individual capacity to reflect that he is signing as your principal financial officer. See Instructions 1 and 2 to the Signatures section of Form S-1.

Response: We have revised as instructed.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director